Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Six months
	ended	Year ended
	June 30,	December 31,
	2018	2017
Pretax income from operations:
Net income	$186.5	$175.6
Add income tax expense	51.4	304.9
Pretax income from operations	237.9	480.5
Add fixed charges:
Interest expense on corporate debt	23.8	46.5
Interest expense on investment borrowings and borrowings related to variable interest entities	47.5	77.2
Interest added to policyholder account balances	49.1	105.2
Portion of rental (a)	9.0	18.7
Fixed charges	129.4	247.6
Adjusted earnings	$367.3	$728.1
Ratio of earnings to fixed charges	2.84X	2.94X

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(a)	Interest portion of rental is estimated to be 33 percent.